DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
        Cirrus Logic, Inc., a Delaware corporation (the “Company”) is, as of the effective date of the Company’s Certificate of Incorporation (“Certificate”), August 26, 1998, authorized to issue up to 280,000,000 shares of Company common stock, par value $0.001 (“Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.001 (“Preferred Stock”).
        The Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”), and is the only class of the Company’s securities that was registered under Section 12 of the Exchange Act as of the end of the fiscal year covered by the Company’s Annual Report on Form 10-K to which this Exhibit is filed or incorporated by reference, as an exhibit.
Common Stock
The following summary of the terms of the Common Stock is qualified in its entirety by reference to the complete text of the Certificate, the Company’s Amended and Restated Bylaws, as amended from time to time (the “Bylaws”), and the General Corporation Law of Delaware (the “DGCL”).
The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The holders of Common Stock are not entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that the Company’s Board of Directors may designate and issue from time to time.
Preferred Stock
The Preferred Stock is authorized but unissued. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it has no current intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power and dividend and liquidation rights of the holders of Common Stock. Preferred Stock could be issued quickly and utilized, under certain circumstances, as a method of delaying, deferring or preventing a change in control of the Company, or make removal of management and directors more difficult.
Certificate and Bylaws
Certain provisions of the Company’s Certificate and Bylaws and the DGCL, which are summarized below, could make it more difficult to change the composition of the Company’s Board of Directors or for any person or entity to acquire control of the Company. Pursuant to Section 242(b) of the DGCL, the Certificate of Incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon. The Board of Directors has the authority to repeal, alter or amend the Bylaws or adopt new bylaws.
The Company’s Board of Directors is not classified.

Special Meetings
Pursuant to the Certificate and Bylaws, special meetings of the stockholders may only be called by the Company’s Board of Directors, the chair of the board or the chief executive officer. No other person or persons are permitted to call a special meeting. Only business within the purpose of the Company’s notice of meeting or otherwise properly brought under the provisions of the Company’s Bylaws may be conducted at the special meeting.
Prohibition of Stockholder Action Without a Meeting
Under the Certificate and Bylaws, the Company’s stockholders may not take action by written consent. Any and all action by the stockholders must be taken at either the annual stockholders’ meeting or at a special stockholders’ meeting.
Advance Notice of Stockholder Proposals and Nominations for Directors
Stockholders who seek to nominate directors or to bring business before a stockholder meeting must comply with specified timing requirements and submit to the Company certain information in advance of such meeting, as set forth in the Bylaws. These provisions may impede a stockholder’s ability to bring matters before an annual or special meeting or make nominations for directors.

Forum Selection
Under the Bylaws, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL or the Certificate or Bylaws or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware.